

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Manavendra S. Sial
Executive Vice President and Chief Financial Officer
SUNPOWER CORP
4353 North 1st Street, Suite 100
San Jose, California 95134

> **Re: SUNPOWER CORP**
> **Form 10-K for the Year Ended December 29, 2019**
> **Form 8-K furnished on May 7, 2020**
> **File No. 001-34166**

Dear Mr. Sial:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 29, 2019

Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Revenue Recognition, page 105

1. We note from page 9 that you offer financing programs that are designed to offer customers a variety of options to obtain high efficiency solar products and systems, including loans arranged through your third-party lending partners. Please revise your revenue recognition policy in future filings to disclose the material payment terms of your contracts, to address whether your contracts have a significant financing component and, if so, to describe your accounting for the significant financing component. Refer to ASC 606-10-50-12 and ASC 606-10-32-15 through 32-20.

Note 4. Business Divestiture and Sale of Assets, page 116

2. We note from your disclosure on page 118 that in connection with the sale and leaseback of the Hillsboro facility, you recognized a net gain of $25.2 million which is included within "cost of revenue: solar power systems, components, other." In light of the fact that this is material to your gross profit for 2019, please explain to us why you believe it was appropriate to recognize this gain as a reduction to cost of revenues.

Note 9. Commitments and Contingencies
Product Warranties, page 130

3. We note from your warranty accrual activity disclosed at the top of page 133, that your settlements and adjustments during 2019 significantly exceeded prior years, as well as the amount you accrued for warranties during the period. Please explain to us the nature of the significant increase in the amount of warranty settlements and adjustments recognized in 2019 and support your conclusion that your product warranty liability is adequate as of December 29, 2019.

Selected Unaudited Quarterly Financial Data, page 160

4. We note that your disclosure of selected unaudited quarterly amounts reflects material fluctuations between quarters during 2019. In future filings, please revise to disclose the nature of any significant or unusual amounts that affected your quarterly earnings such as the gain on sale of commercial sales-leaseback properties, the gain on the mark to market investment, and the impairment of residential lease assets. See guidance in Item 302(a)(3) of Regulation S-K.

Form 8-K filed on May 7, 2020

Exhibit 99.1 Earnings Release, page 1

5. We note that you present a non-GAAP revenue measure that reflects certain IFRS-based adjustments and an adjustment for construction revenue on solar services contracts that recognizes the related revenue upfront based on the expected cash proceeds to align with the legacy lease accounting guidance, and not ratably over the term of the contract as required by ASC 842. Your measures appear to substitute individually tailored revenue recognition and measurement methods for those of GAAP, which is not consistent with Rule 100(b) of Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this non-GAAP measure from your future presentations, or advise us. Our comment also applies to your non-GAAP gross profit, non-GAAP net income (loss) attributable to stockholders, and Adjusted EBITDA measures, which all reflect similar adjustments to GAAP revenue.

6.   We note that your non-GAAP gross profit, non-GAAP net income (loss) attributable to stockholders, and Adjusted EBITDA financial measures, all include an adjustment for cost of above-market polysilicon that management believes is appropriate to exclude as the amounts ares not reflective of ongoing operating results. In light of the fact that these are inventory related items that you have recorded in each of the last several years, please explain to us why they would not be considered "normal, recurring, cash operating expenses" and tell us how you considered the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Alternatively, revise your future filings to remove this adjustment from your non-GAAP financial measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire Erlanger at (202) 551-3301 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing